Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

The following presentation was released by Sayona Mining Limited on the Australian Securities Exchange on May 20, 2025.

Canaccord Metals and Mining Conference B.Riley Securities Investor Conference KeyBank Industrials and Basic Materials Conference The Mining Investment Event Conference May/June 2025 ASX:SYA | OTCQB:SYAXF

Overview 01 Operational and Financial Performance 02 Merger Update 03 Lithium Market and Guidance Appendix Agenda 2

Overview

4 Lucas Dow Managing Director & Chief Executive Officer A highly experienced mining executive, Lucas has a proven track record of outstanding performance across a diverse range of businesses, commodities and geographies, skills which will facilitate Sayona’s next stage of growth as a leading North American lithium producer. Dougal Elder Chief Financial Officer Dougal is a chartered accountant with more than 15 years’ experience in large private and publicly owned companies in Australia and the United Kingdom. He has extensive experience in driving budget management, systems implementations, treasury management and strategic initiatives across a range of industries. Sylvain Collard President & Chief Operating Officer Canada Sylvain is a specialist in mine project management and continuous process improvement, he has extensive experience in operations management for both open pit and underground mines. Sylvain has worked on several IAMGOLD mining projects and has managed copper and gold mines and projects in Québec, Ontario and the United States. ASX:SYA | OTCQB: SYAXF 11.5 BILLION A$196M At 13 May 2025 SHARES 1:150 share consolidation proposed with Piedmont Lithium merger Market Capitalisation (ASX) A$89M At 31 March 2025 Cash Sayona Overview Shares on Issue Cash

Sayona Overview

North American Lithium
Largest NA lithium producer

87.9Mt @ 1.13%[1]
- Only major North American lithium producer
- Access to low-cost, renewable power and mature infrastructure
- Drilling indicates potential to expand resource
- Planned production capacity 190-210ktpa Li_2O for FY25
- Sayona 75% : Piedmont 25%

Moblan Lithium Project
Sayona's next flagship project

93.1Mt @ 1.21%[2]
- Emerging hard-rock deposit
- Close to major infrastructure such as roads, power lines and railroads
- Available and trained local workforce
- Drilling indicates potential to expand resource
- Estimated operating unit cost comparable with most competitive hard-rock lithium mines in production
- Sayona 60% : Investissement Quebec 40%



Legend
Towns
Airports
Railways
Roads
Head Office
Sayona Lithium Mines/Projects
Other Lithium Projects
Lithium Processing Facilities
N
250 KM
CHISASIBI
RADISSON
LA GRANDE-4 HYDRO DAM
LA GRANDE-3
Trans-Taiga Hwy
Corvette Project
Patriot Battery Metals
WEMINDJI
Andina Project
Winsome Resources
James Bay Project
Rio Lithium
EASTMAIN
Rose Project
Critical Elements Lithium
QUÉBEC
WASKAGANISH
NEMASKA
Whabouchi Project
Nemaska Lithium
James Bay Rd
MISTISSINI
Moblan Project
Sayona Mining Limited
93.1Mt @ 1.21% Li₂O
MATAGAMI
CHAPAIS
CHIBOUGAMAU
LEBEL-SUR-QUÉVILLON
LA SARRE
AMOS
SENNETERRE
OBEDJIWAN
North American Lithium Mine
Sayona Mining Limited
VAL-D'OR
87.9Mt @ 1.13% Li₂O
SAGUENAY
Trans-Canada Hwy
QUÉBEC CITY
BÉCANCOUR
OTTAWA
SHERBROOKE
MONTREAL

1. Refer to ASX Announcement on 27 August 2024 (at 0.60% cut-off grade) and slide 24.
2. Refer to ASX Announcement on 27 August 2024 (at 0.55% cut-off grade) and slide 24.

5

6 Drilling now complete and was focused on resource extension and infill for potential JORC category increase Additional drilling of 53,444m completed in CY24 Supported by utilisation of Flow Through Share funding High-grade lithium mineralisation confirmed beyond existing estimates Supports potential brownfield expansion of NAL Enhances project value amid the Sayona-Piedmont merger New MRE to be completed during 2025 North American Lithium

7 Drilling now complete and was focused on resource extension and infill for potential JORC category increase Additional drilling of 76,202m completed in CY24 Financed by utilisation of Flow Through Share funding New results confirm Moblan’s resource growth potential Further drill results expected in the coming months New MRE to be completed during 2025 Moblan

01 | Operational and Financial Performance

FY25 YTD Highlights[1]

North American Lithium achieves consistently strong production

PRODUCTION

146,324
DRY METRIC TONNES
UP 38%

SALES

142,058
DRY METRIC TONNES
UP 9%

FINANCIAL

$153M
REVENUE

$89M
CASH AT 31 MARCH 2025

CORPORATE

- Merger with Piedmont Lithium nearing completion with all regulatory approvals received
- Subject to shareholder approval MergeCo to be named Elevra Lithium, Elevra Board Nominees confirmed (including Ms. Dawne Hickton as Chair designate)
- Conditional A$69 million capital raise at merger completion with RCF at 3.2cps (subject to shareholder approval)

87%
MILL UTILISATION
NAL

68%
RECOVERY
NAL

117,125[2]
METRES DRILLING COMPLETED IN CY23/24
NAL

151,742[2]
METRES DRILLING COMPLETED IN CY23/24
MOBLAN

Notes
1. All figures are AUD (A$) unless otherwise noted and are as at 31 March 2025
2. Funded by Flow Through Share funding as allowed under the *Income Tax Act* (Canada).

9

NAL Operational Performance • YTD ore mined up 4% against PCP • Process plant utilisation impacted in Q3 by unseasonal January weather • Consistent lithium recoveries nearing 70% which was 8% higher against PCP • YTD concentrate production of 146kt was a 38% increase on the prior year • Sales to customers focussed to Q4 • Continued focus on safety improvement in FY25 Delivering production NAL Global Recovery and Mill Utilisation NAL Concentrate Production and Unit Operating Costs in line with FY budget 43% 57% 58% 62% 67% 68% 67% 68% 69% 51% 71% 72% 75% 73% 83% 91% 90% 80% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Global recovery (%) Mill utilisation (%) 3,510 29,610 31,486 34,237 40,439 49,660 52,141 50,922 43,261 1,231 1,397 1,536 1,506 1,335 1,280 1,374 0 200 400 600 800 1000 1200 1400 1600 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 Concentrate production (dmt) Unit Operating Costs (A$/dmt) 10

02 | Merger Update

Merger of Sayona and Piedmont Lithium (Elevra Lithium) Benefits to shareholders 01 Enhanced Market Position • Solidifies status as North America’s largest operating lithium producer • Improves ability to integrate into strategic supply chains and serve the growing demand for lithium 02 Strategic Growth Opportunities • Consolidated NAL ownership enables brownfield expansion not available on a standalone basis • Provides access to additional growth projects, including the high grade Moblan Lithium Project 03 Financial Strength and Stability • Capital raises and realisation of synergies create a stronger financial profile • Enables faster execution of strategic plans and capital investment decisions 04 Unified Corporate Structure • Reduced complexity with increased operational credentials and business critical technical knowledge • Equal representation of Piedmont and Sayona shareholders protects shareholder interests • Maintained listing on the ASX and Nasdaq to retain liquidity and attract a diverse investor base 12

13 Merger Status Advancing toward shareholder votes COMPLETE ONGOING AND UPCOMING Corporate Corporate • Deal announcement and concurrent capital raises • Corporate name selection subject to shareholder approval • Board nominees named • Amended merger agreement to include proposed share consolidation (reverse stock split), updated exchange ratio (with share consolidation) and new corporate name • Sayona share consolidation (reverse stock split )name • Conditional Placement to Resource Capital Fund VIII • Integration planning • Corporate rebranding launch Regulatory Regulatory • Investment Canada Act (ICA) • Hart-Scott-Rodino (HSR) • Committee on Foreign Investment in the United States (CFIUS) • Sayona F-4 registration with the Securities and Exchange Commission • Piedmont and Sayona shareholder meetings

Dawne Hickton Chair Lucas Dow Managing Director and CEO James Brown Director Allan Buckler Director Jeff Armstrong Director Laurie Lefcourt Director Christina Alvord Director Jorge M. Beristain Director 14 Highly Experienced and Diverse Board for Elevra Lithium • Board of Directors of Elevra will consist of a total of 8 members, including Dawne Hickton as Chair Designate and Lucas Dow as Managing Director & CEO • Highly experienced and diverse Board with a broad range of experience and skills • Strong governance across Elevra’s compliance requirements. The Audit and Risk Committee will be comprised of 4 Board members and the Nomination and Remuneration Committee will also be comprised of 4 Board members (2 from each of Sayona and Piedmont for both Committees) Board of Directors

Elevra Lithium’s Priorities Delivering a leading lithium business 15 NAL GROWTH PROJECTS North America’s Largest Operating Lithium Mine Ewoyaa • Achieve operating cost reductions based on run-rate production levels • Early studies for brownfield expansion Carolina Moblan CORPORATE A Stronger, Simpler Operating Company • Realise operating synergies • Complete RCF capital raise to secure funds to advance strategic initiatives Near-term Development Opportunity • Ongoing discussions with Ghanaian government • Secure non-dilutive funding to reduce partner equity requirements The Most Advanced Hard Rock Lithium Project in the United States • Secure air and water permits • Advance strategic partnering and project finance options One of North America’s Largest Spodumene Resources • Realise operating synergies • Complete RCF capital raise to secure funds to advance strategic initiatives

03 | Lithium Market and Guidance

Total Lithium Demand (kt LCE)(1) Notes 1. Benchmark Mineral Intelligence Q1 2025 Lithium Forecast 2. Estimates from Benchmark Mineral Intelligence, Canaccord, JP Morgan, Macquarie and TD Cowen. Lithium Demand from Stationary Storage Applications (kt LCE)(2) • Spodumene Concentrate prices have recovered from multi-year lows as industry responds to supply curtailments and project delays • Resilient demand growth from EVs and ESS driving downstream inventory destocking • Lithium Hydroxide futures market remains in contango providing higher prices for future sales volume • MergeCo can forward sell spodumene concentrate deliveries against the futures curve to increase certainty over price realisations and limit downside exposure 199 352 483 0 125 250 375 500 625 750 2024 2027 2030 Average Minimum Estimate Maximum Estimate 1,156 1,899 2,687 0 500 1,000 1,500 2,000 2,500 3,000 2024 2027 2030 +132% +143% 17 Demand: Lithium Hydroxide Futures Remain in Contango

2024 Geographical Lithium Supply Chain and Demand (kt LCE)(1) Notes 1. Benchmark Mineral Intelligence Q1 2025 Lithium Forecast North American Lithium Supply and Demand (kt LCE)(1) • Supply chain security concerns and geopolitical risks drive the urgency to localise production • Inadequate domestic energy infrastructure leads to reliance on foreign nations and a “National Energy Emergency” 18 21% 68% 55% 29% 25% 39% 16% 8% 5% 26% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Mined Lithium Supply Lithium Chemical Supply Battery Demand China South America Australia North America Rest of World 162 253 430 19 50 335 0 50 100 150 200 250 300 350 400 450 1 2 3 4 5 6 7 8 North American Battery Demand North American Lithium Chemical Supply Required Imports 2024 2027 2030 Renewed Calls for Energy Security

Notes 1. Financial year end of 30 June 19 Spod Price (A$/t) 1,215 777 660 4,361 9,627 2,685 Pilgangoora - 91 281 378 620 725 Greenbushes 744 644 702 1,135 1,491 1,383 Mt Marion 391 496 485 431 474 654 Wodgina - 62 - 16 295 423 - 400 800 1,200 1,600 FY2019 FY2020 FY2021 FY2022 FY2023 FY2024 Pilgangoora Greenbushes Mt Marion Wodgina Spod Price (A$/t) 1,215 777 660 4,361 9,627 2,685 Pilgangoora (29) (99) (51) 530 2,276 418 Greenbushes (214) (71) (63) 868 6,555 2,578 Mt Marion 109 21 5 504 1,231 275 Wodgina - - - - 381 93 (2,000) (1,000) - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 FY2019 FY2020 FY2021 FY2022 FY2023 FY2024 Pilgangoora Greenbushes Mt Marion Wodgina • Lithium price upcycles can last 2 – 3 yrs (most recently Sep 2021 – Jan 2023) but short spikes have primarily driven outsized profitability • Producing assets such as Greenbushes, Pilgangoora and Mt Marion invested through the downcycle which allowed them to fully capitalise at peak prices with expanded production • However, as Wodgina was placed into care and maintenance, it was not able to restart production efficiently during peak price periods and recorded zero profit over FY2022, whilst producing assets saw record profitability • Given the relatively short price cycles and the time / capex required to restart, it is critical to remain operational during market downturns in order to maximise earnings potential during strong price environments Through-the-cycle production ensures maximised profitability in peak cycle environments Kt Production1 A$MM Profit1 Wodgina failed to realise any value during first 12M of price upswing in 2021 Despite price rebound, Wodgina was not able to transition from care and maintenance to production until FY2023 Assets that remained producing through the cycle saw significant earnings growth

FY25 Guidance[5]

Spodumene Concentrate Production

190,000-210,000

DRY METRIC TONNES

- SC 5.4% product grade
- 100% NAL production
- FY25 production guidance assumes NAL achieves steady state production levels in FY25

Spodumene Concentrate Sales

200,000-230,000

DRY METRIC TONNES

- SC 5.4% product grade
- 100% NAL sales
- Approximately two thirds (67%) of concentrate sales will be sold by NAL to Piedmont Lithium under the offtake agreement in FY25

Unit Operating Costs (1,4)

A$1,150-A$1,300

PER DRY METRIC TONNE

- SC 5.4% product grade
- 100% NAL unit operating costs
- A$ / dmt sold, FOB Port of Québec
- Unit operating costs reflect achievement of steady state production levels

Capital Expenditure (1,2)

~A$20M

Group capital expenditure relates predominantly to sustaining capital projects at NAL

Exploration Expenditure (1,3)

~A$30M

Relates to utilisation of Flow Through Share funding which had to be spent on Quebec lithium projects by end of 2024

H2FY25 Shipment Volumes (Q3vQ4)

Q3 ~ 30%
Q4 ~ 70%

Shipping volumes have been deliberately weighted to Q4FY25 in order to deliver into higher priced forward sales arrangements that commenced in April 2025. Full year sales volume outcomes will not be affected

Notes

1. Guidance assumes average annual foreign exchange rates of AUD:CAD 0.91 and AUD:USD 0.667.
2. Capital expenditure guidance excludes movements in capital creditors which amounted to A$3 million as at 30 June 2024.
3. Exploration expenditure guidance excludes movements in exploration creditors which amounted to A$7 million as at 30 June 2024.
4. Unit operating cost is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in A$ / dmt sold, FOB Port of Québec.
5. Guidance published in ASX release 30 August 2024 is based on assumptions, budgets and estimates existing at the time of assessment which may change over time impacting the accuracy of those estimates. These estimates are developed in the context of an uncertain operating environment including in respect of inflationary macroeconomic conditions, incomplete engineering and uncertainties surrounding the risks associated with mining and project development including construction, commissioning and ramp up which may delay or impact production and have a flow on effect on sales. Actual results may therefore vary significantly depending on these risks and the timing required to address them. The information is provided as an indicative guide to assist sophisticated investors with modelling of the Company. It should not be relied upon as a predictor of future performance.

20

Connect with us. Sayona Mining Limited ACN 091 951 978 ASX:SYAOTCQB:SYAXF Level 28, 10 Eagle Street Brisbane, Queensland, 4000 Australia info@sayonamining.com.au sayonamining.com.au +61 (7) 3369 7058 @SayonaMining

Appendix

23 Notes 1. All figures are reported in 100% terms. Numbers presented may not add up precisely to the totals provided due to rounding. 2. Average realised selling price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec. 3. Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec. 23 NAL Quarterly Physicals and Operational Metrics Unit Q3 FY24 Q4 FY24 Q1 FY25 Q2 FY25 Q3 FY25 Physicals1 Ore mined wmt 351,100 233,699 240,274 370,409 322,407 Ore crushed wmt 264,278 312,296 361,859 342,752 292,962 Concentrate produced dmt 40,439 49,660 52,141 50,922 43,261 Ore Concentrate sold dmt 58,055 27,729 48,992 66,035 27,030 Unit Metrics Average realised selling price (FOB) $/dmt 999 885 1,067 1,054 1,142 Unit operating cost sold (FOB) $/dmt 1,536 1,506 1,335 1,258 1,374 Production Variables Mill utilisation % 73% 83% 91% 90% 80% Recovery % 67% 68% 67% 68% 69% Concentrate grade produced % 5.4% 5.3% 5.3% 5.3% 5.2%

24 Sayona Mineral Resources Notes 1 All resource figures shown on 100% basis. Mineral Resources are reported inclusive of ore reserves. All Mineral Resource estimates are reported in accordance with the JORC Code 2 Updated JORC Mineral Resource Estimate, refer to Sayona’s ASX announcement titled “North American Lithium Resource increases 51% to 88Mt” released on 27 August 2024 3 North American Lithium DFS, refer to Sayona’s ASX announcement titled “DFS Confirms NAL Value With $2.2B NPV” released on 14 April 2023 4 Updated JORC Mineral Resource Estimate, refer to Sayona’s ASX announcement titled “Moblan Mineral Resource increases 81% to 93Mt” released on 27 August 2024 Asset Classification Tonnage (Mt)1 Grade (% Li2O) Contained Metal (kt Li2O) Contained LCE kt NAL (Sayona 75% equity) 2 Measured 0.9 1.11% 10 25 Indicated 71.1 1.14% 811 2,004 M+I 72.1 1.14% 821 2,029 Inferred 15.8 1.05% 166 410 Authier (Sayona 75% equity) 3 Measured 6.0 0.98% 59 145 Indicated 8.1 1.03% 83 206 M+I 14.1 1.01% 142 351 Inferred 2.9 1.00% 29 72 Moblan (Sayona 60% equity) 4 Measured 6.0 1.53% 92 227 Indicated 59.1 1.22% 721 1,783 M+I 65.1 1.25% 813 2,010 Inferred 28.0 1.14% 319 789

245 Notes 1. Represents metal contained within ore reserves, expressed in thousand tonnes of lithium oxide. Proved Ore Reserves Probable Ore Reserves Total Ore Reserves Project Ownership interest % Cut-off grade %Li20 Tonnes kt Grade % Li2O Metal(1) kt Li2O Tonnes kt Grade % Li2O Metal(1) kt Li2O Tonnes kt Grade % Li2O Metal(1) kt Li2O Authier Open Pit 75 0.55 6,200 0.93 57.6 5,100 1.00 50.7 11,300 0.96 108.3 Moblan Open Pit 60 0.60 – – – 34,537 1.36 – 34,537 1.36 – NAL Open Pit 75 0.60 200 1.09 2.2 19,900 1.09 216.6 20,100 1.09 218.6 Sayona Mineral Reserves

24 Asset Classification Tonnage(1) (Mt) Grade (% Li2O) Contained Metal (kt Li2O) Contained LCE kt NAL (Piedmont 25% equity)(2) Measured 0.9 1.11% 10 25 Indicated 71.1 1.14% 811 2,004 M+I 72.1 1.14% 821 2,029 Inferred 15.8 1.05% 166 410 Authier (Piedmont 25% equity)(3) Measured 6.0 0.98% 59 145 Indicated 8.1 1.03% 83 206 M+I 14.1 1.01% 142 351 Inferred 2.9 1.00% 29 72 Carolina (Piedmont 100% equity)(4) Indicated 28.2 1.11% 313 774 M+I 28.2 1.11% 313 774 Inferred 15.9 1.02% 162 401 26 Piedmont Mineral Resources (100% basis) Notes 1. All resource figures shown on 100% basis. Mineral Resources are reported inclusive of ore reserves. All Mineral Resource estimates are reported in accordance with the JORC Code 2. Updated JORC Mineral Resource Estimate, refer to Sayona’s ASX announcement titled “North American Lithium Resource increases 51% to 88Mt” released on 27 August 2024 3. North American Lithium DFS, refer to Sayona’s ASX announcement titled “DFS Confirms NAL Value With A$2.2B NPV” released on 14 April 2023 4. Carolina Lithium BFS, refer to Piedmont’s ASX announcement titled “Piedmont Completes BFS of the Carolina Lithium Project” released on 15 December 2021

24 Asset Classification Tonnage(1) (Mt) Grade (% Li2O) Contained Metal (kt Li2O) Contained LCE kt NAL (Piedmont 25% equity)(2) Proven 0.2 1.09% 2 5 Probable 19.9 1.09% 217 536 Total 20.1 1.09% 219 542 Authier (Piedmont 25% equity)(3) Proven 6.2 0.93% 58 143 Probable 5.1 1.00% 51 126 Total 11.3 0.96% 109 269 Carolina (Piedmont 100% equity)(4) Proven - - - - Probable 18.3 1.10% 201 497 Total 18.3 1.10% 201 497 27 Notes 1. All reserve figures shown on 100% basis. All Ore Reserve estimates are reported in accordance with the JORC Code. 2. 2024 Annual Mineral Resources and Ore Reserve Statement, refer to Sayona’s 2024 Annual Report released on 30 August 2024 3. North American Lithium DFS, refer to Sayona’s ASX announcement titled “DFS Confirms NAL Value With A$2.2B NPV” released on 14 April 2023 4. Carolina Lithium BFS, refer to Piedmont’s ASX announcement titled “Piedmont Completes BFS of the Carolina Lithium Project” released on 15 December 2021 Piedmont Ore Reserves (100% basis)

Important Information and Disclaimer Statements in this presentation are made only as of the date of this presentation unless otherwise stated, and the information in this presentation remains subject to change without notice. Presentation for the Purposes of Providing Information Only This presentation is not a prospectus, disclosure document or offering document under Australian law or under the law of any other jurisdiction. It is for informational purposes only. This document does not constitute and should not be construed as, an offer to sell or a solicitation of an offer or invitation to subscribe for, buy, or sell securities in the Company. Any material used in this presentation is only an overview and summary of certain data selected by the management of the Company. The presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in the Company, nor does it contain all the information which would be required in a disclosure document prepared in accordance with the requirements of the Corporations Act and should not be used in isolation as a basis to invest in the Company. Recipients of this presentation must make their own independent investigations, consideration and evaluation of the Company. The distribution of this presentation in other jurisdictions outside of Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within the US and Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Disclaimer No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions or conclusions contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person. To the maximum extent permitted by law, neither the Company nor any of its affiliates, related bodies corporate and their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions, or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written of oral information or opinions provided now or in the future to any person. Forward Looking Statements This presentation may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled. Sayona Mining Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this presentation (subject to securities exchange disclosure requirements). The information in this presentation does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this presentation constitutes investment, legal, tax or other advice. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements. 28 Important Information and Disclaimer

Additional Information and Where to Find it In connection with the proposed transaction, Sayona has filed with the SEC a registration statement on Form F-4, which includes a preliminary prospectus of Sayona. Sayona also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents and other documents containing important information about Piedmont and Sayona (if and when available), as well as any amendments or supplements to these documents, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona will be available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont will be available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000. .. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable securities regulators in Australia when they become available.. 29 Additional Information and Where to Find It